EXHIBIT 99.A

               KIEWIT CONSTRUCTION & MINING GROUP

                  Index to Financial Statements
              and Financial Statement Schedule and
              Management's Discussion and Analysis
        of Financial Condition and Results of Operations



Report of Independent Accountants

Financial  Statements as of December 30, 1995  and
December  31,1994 and for the three years ended
December 30, 1995:

   Statements of Earnings
   Balance Sheets
   Statements of Cash  Flows
   Statements of Changes in Stockholders' Equity
   Notes to Financial Statements

Financial Statement Schedule for the three years ended December 30, 1995:

   II--Valuation and Qualifying Accounts and Reserves

Management's  Discussion and Analysis of Financial
Condition and Results of Operations

Schedules not indicated above have been omitted because of the absence of the conditions under which they are required or because the information called for is shown in the financial statements or in the notes thereto.

               REPORT OF INDEPENDENT ACCOUNTANTS







The Board of Directors and Stockholders
Peter Kiewit Sons', Inc.

We have audited the financial statements and the financial statement schedule of Kiewit Construction & Mining Group, a business group of Peter Kiewit Sons', Inc. (as defined in Note 1 to these financial statements) as listed in the index on the preceding page of this exhibit to Form 10-K. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, when read in conjunction with the consolidated financial statements of Peter Kiewit Sons', Inc. and Subsidiaries, present fairly, in all material respects, the financial position of Kiewit Construction & Mining Group as of December 30, 1995 and December 31, 1994, and the results of its operations and its cash flows for each of the three years in the period ended December 30, 1995 in conformity with generally accepted accounting principles. In addition, in our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information required to be included therein.




                              COOPERS & LYBRAND L.L.P.


Omaha, Nebraska
March 19, 1996
               KIEWIT CONSTRUCTION & MINING GROUP

                     Statements of Earnings
          For the three years ended December 30, 1995


(dollars in millions, except per share data)      1995       1994     1993

Revenue                                         $  2,330  $  2,175  $  1,783
Cost of Revenue                                   (2,127)   (1,995)   (1,588)
                                                --------  --------  --------
                                                     203       180       195

General and Administrative Expenses                 (116)     (121)     (113)
                                                --------   -------   -------
Operating Earnings                                    87        59        82

Other Income (Expense):
  Investment Income (Loss)                            17        13        (1)
  Interest Expense                                    (2)       (2)       (3)
  Other, net                                          62        46        40
                                                --------   -------   -------
                                                      77        57        36
                                                --------   -------   -------
Earnings Before Income Taxes                         164       116       118

Provision for Income Taxes                           (60)      (39)      (38)
                                                --------   -------   -------
Net Earnings                                    $    104   $    77   $    80
                                                ========   =======   =======
Net Earnings Per Common and Common
 Equivalent Share                               $   7.78   $  4.92   $  4.63
                                                ========   =======   =======

See accompanying notes to financial statements.

               KIEWIT CONSTRUCTION & MINING GROUP

                         Balance Sheets
            December 30, 1995 and December 31, 1994


(dollars in millions)                             1995      1994

Assets

Current Assets:
 Cash and cash equivalents                    $     94  $     70
 Marketable securities                             120       156
 Receivables, less allowance of $10 and $7         258       260
 Costs and earnings in excess of billings on
   uncompleted construction contracts               78       101
 Investment in construction joint ventures          73        69
 Deferred income taxes                              61        59
 Other                                              23        23
                                               -------   -------
Total Current Assets                               707       738

Property, Plant and Equipment, at cost:
 Land                                               16        15
 Buildings                                          38        36
 Equipment                                         528       484
                                               -------    ------
                                                   582       535
 Less accumulated depreciation and
   amortization                                   (421)     (395)
                                               -------    ------

Net Property, Plant and Equipment                  161       140

Other Assets                                       119        85
                                               -------    ------
                                               $   987    $  963
                                               =======    ======

See accompanying notes to financial statements.

               KIEWIT CONSTRUCTION & MINING GROUP

                         Balance Sheets
             December 30, 1995 and December 31, 1994


(dollars in millions)                             1995       1994

Liabilities and Stockholders' Equity
Current Liabilities:
  Accounts payable, including retainage
    of $42 and $41                               $  179      $ 179
  Short-Term borrowings                              45          -
  Current portion of long-term debt                   2          3
  Accrued construction costs and billings
    in excess of revenue on uncompleted contracts   111        106
  Accrued insurance costs                            79         73
  Other                                              43         44
                                                 ------      -----
Total Current Liabilities                           459        405

Long-Term Debt, less current portion                  9          9

Other Liabilities                                    52         44

Stockholders' Equity (Redeemable Common Stock,
  $359 million aggregate redemption value)

  Common equity                                     471        513
  Foreign currency adjustment                        (5)        (7)
  Unrealized holding gain (loss)                      1         (1)
                                                  -----      -----
Total Stockholders' Equity                          467        505
                                                  -----      -----
                                                  $ 987      $ 963
                                                  =====      =====

See accompanying notes to financial statements.

               KIEWIT CONSTRUCTION & MINING GROUP

                    Statements of Cash Flows
           For the three years ended December 30, 1995


(dollars in millions)                    1995      1994     1993

Cash flows from operations:
 Net earnings                           $  104    $  77    $  80
 Adjustments to reconcile net
   earnings to net cash provided
   by operations:
     Depreciation and amortization          56       52       48
     (Gain) loss on sale of property,
       plant and equipment and other
       investments                         (33)     (11)      15
     Change in other noncurrent
       liabilities                           6        5        7
     Deferred income taxes                   -       (3)       4
     Change in working capital items:
         Receivables                         1      (21)       5
         Costs and earnings in excess of
           billings on uncompleted
           construction contracts           23      (26)     (22)
         Investment in construction
           joint ventures                   (4)      12      (33)
         Other current assets               (3)      (5)       7
         Accounts payable                    3       19       (9)
         Accrued construction costs
           and billings in excess of
           revenue on uncompleted contracts  5       19       (8)
         Other liabilities                   4       (3)       3
      Other                                 (9)     (19)     (10)
                                         -----   ------    -----
Net cash provided by operations            153       96       87

Cash flows from investing activities:
 Proceeds from sales and maturities of
    marketable securities                  197      266      773
 Purchases of marketable securities      (158)     (245)    (741)
 Proceeds from sale of property,
   plant and equipment                     15       26        14
 Capital expenditures                     (79)     (76)      (54)
 APAC-Arizona, Inc. acquisition             -      (47)        -
 Investment in affiliates                  (2)      (1)       (9)
 Other                                      -        -        (3)
                                        -----    -----     -----
Net  cash  used  in investing
  activities                           $  (27)   $ (77)    $ (20)


See accompanying notes to financial statements.

               KIEWIT CONSTRUCTION & MINING GROUP

                    Statements of Cash Flows
           For the three years ended December 30, 1995
                           (continued)



(dollars in millions)                   1995       1994     1993

Cash flows from financing activities:
 Long-term debt borrowings             $    3     $    2    $   2
 Short-term debt borrowings                45          -        -
 Payments on long-term debt,
   including current portion               (4)        (4)      (2)
 Issuances of common stock                 24         20       16
 Repurchases of common stock               (3)       (11)     (14)
 Dividends paid                           (13)       (13)     (10)
 Exchange of Class B&C Stock for
   Class D Stock, net                    (155)       (42)     (26)
 Other                                      -          1        -
                                        -----      -----    -----
 Net cash used in financing activities   (103)       (47)     (34)

Effect of exchange rates on cash            1         (1)      (2)
                                        -----      -----    -----

Net  increase (decrease) in cash and
   cash equivalents                        24        (29)      31

Cash and cash equivalents at
   beginning of year                       70         99       68
                                        -----      -----    -----

Cash  and  cash  equivalents at
   end of  year                         $  94      $  70    $  99
                                        =====      =====    =====

Supplemental disclosures of cash
 flow information:
   Taxes                                $  69      $  49    $  54
   Interest                                 2          2        3

Noncash investing activity:
  Disposition of gold operations
     in exchange for Kinross
     common stock, net                  $  21      $    -   $   -

See accompanying notes to financial statements.


               KIEWIT CONSTRUCTION & MINING GROUP

          Statements of Changes in Stockholders' Equity
           For the three years ended December 30, 1995


(dollars in millions, except per share data)       1995      1994    1993

Common equity:

Balance at beginning of year                      $  513   $  483    $  438
 Issuances of stock                                   24       20        16
 Repurchases of stock                                 (3)     (11)      (14)
 Exchange of Class B&C Stock for
    Class D Stock, net                              (155)     (42)      (26)
 Net earnings                                        104       77        80
 Dividends (per share: $ 1.05 in 1995, $.90 in
   1994, and $.70 in 1993) (a)                       (12)     (14)      (11)
                                                  ------    -----     -----
Balance at end of year                            $  471   $  513    $  483

Other equity adjustments:

Balance at beginning of year                      $   (8)  $   (3)   $   (1)
 Foreign currency adjustment                           2       (4)       (2)
 Unrealized  holding  gain  (loss)                     2       (1)        -
                                                  ------   ------    ------
Balance at end of year                            $   (4)  $   (8)   $   (3)
                                                  ------   ------    ------
Total stockholders' equity                        $  467   $  505    $  480
                                                  ======   ======    ======

(a) Dividends include $.60, $.45, and $.40 for dividends declared in 1995, 1994 and 1993 but paid in January of the subsequent year.

See accompanying notes to financial statements.

               KIEWIT CONSTRUCTION & MINING GROUP

                  Notes to Financial Statements

(1)  Basis of Presentation

   The Class B&C Stock and the Class D Stock are designed to provide stockholders with separate securities reflecting the performance of Peter Kiewit Sons', Inc.'s ("PKS") construction business and certain mining services
   ("Construction & Mining Group") and its other businesses ("Diversified Group"), respectively. Dividends on the Class B&C Stock are limited to the legally available funds of PKS less the Class D formula value which is to be reduced by any dividends on Class D Stock declared during the current year. Subject to this limitation, the Board of Directors intends to declare and pay dividends on the Class B&C Stock based primarily on the Construction & Mining Group's separately reported financial condition and results of operations.

   The financial statements of the Construction & Mining Group include the financial position, results of operations and cash flows for PKS' construction business and certain mining service businesses held by its wholly-owned subsidiary, Kiewit Construction Group Inc., and a portion of the PKS corporate assets and liabilities and related transactions which are not separately identified with the ongoing operations of the
   Construction  & Mining Group or the Diversified Group.   These
   financial  statements have been prepared using the  historical
   amounts   included   in   the   PKS   consolidated   financial
   statements.

   Although the financial statements of PKS' Construction & Mining Group and Diversified Group separately report the assets, liabilities and stockholders' equity of PKS attributed to each such group, legal title to such assets and responsibility for such liabilities will not be affected by such attribution. Holders of Class B&C Stock and Class D Stock are stockholders of PKS. Accordingly, the PKS consolidated financial statements and related notes should be read in conjunction with these financial statements.


(2)  Summary of Significant Accounting Policies

   Principles of Group Presentation

   These financial statements include the accounts of the Construction & Mining Group ("the Group"). The Group's and Diversified Group's financial statements, taken together, comprise all the accounts included in the PKS consolidated financial statements. All significant intercompany accounts and transactions, except those directly between the Group and the Diversified Group, have been eliminated. Investments in construction joint ventures and other companies in which the Group exercises significant influence over operating and financial policies are accounted for by the equity method. The Group accounts for its share of the operations of the construction joint ventures on a pro rata basis in the statements of earnings.

               KIEWIT CONSTRUCTION & MINING GROUP

                  Notes to Financial Statements

   Construction Contracts

   The Group operates generally within the United States and Canada as a general contractor and engages in various types of construction projects for both public and private owners. Credit risk is minimal with public (government) owners since the Group ascertains that funds have been appropriated by the governmental project owner prior to commencing work on public projects. Most public contracts are subject to termination at the election of the government. In the event of termination, the Group is entitled to receive the contract price on completed work and reimbursement of termination related costs. Credit risk with private owners is minimized because of statutory mechanics liens, which give the Group high priority in the event of lien foreclosures following financial difficulties of private owners.

   The construction industry is highly competitive and lacks firms with dominant market power. A substantial portion of the Group's business involves construction contracts obtained through competitive bidding. The volume and profitability of the Group's construction work depends to a significant extent upon the general state of the economies in which it operates and the volume of work available to contractors. The Group's construction operations could be adversely affected by labor stoppages or shortages, adverse weather conditions, shortages of supplies, or other governmental action.

   The Group recognizes revenue on long-term construction contracts and joint ventures on the percentage-of-completion method based upon engineering estimates of the work performed on individual contracts. Provisions for losses are recognized on uncompleted contracts when they become known. Claims for additional revenue are recognized in the period when allowed. It is at least reasonably possible that engineering estimates of the work performed on individual contracts will be revised in the near term.

   Assets and liabilities arising from construction activities, the operating cycle of which extends over several years, are classified as current in the financial statements. A one-year time period is used as the basis for classification of all other current assets and liabilities.

   Depreciation and Amortization

   Property,   plant   and  equipment  are  recorded   at   cost.
   Depreciation and amortization are computed on accelerated and straight-line methods.

   Foreign Currencies

   The   local  currencies  of  foreign  subsidiaries   are   the
   functional currencies for financial reporting purposes. Assets and liabilities are translated into U.S. dollars at year-end exchange rates. Revenue and expenses are translated using average exchange rates prevailing during the year. Gains or losses resulting from currency translation are recorded as adjustments to stockholders' equity.

               KIEWIT CONSTRUCTION & MINING GROUP

                  Notes to Financial Statements

   Earnings Per Share

   Primary earnings per share of Class B&C Stock have been computed using the weighted average number of shares outstanding during each year. The number of shares used in computing primary earnings per share was 13,384,434 in 1995, 15,697,724 in 1994 and 17,290,971 in 1993. Fully diluted earnings per share have not been presented because it is not significantly different from primary earnings per share.

   Income Taxes

   Deferred income taxes are provided for the differences between the financial reporting basis and tax basis of the Group's assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

   Use of Estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   Reclassifications

   Where appropriate, items within the financial statements and notes thereto have been reclassified from previous years to conform to current year presentation.

   Fiscal Year

   The  Group's  fiscal  year  ends  on  the  last  Saturday   in
   December.  There were 52 weeks in fiscal years 1995  and  1993 and 53 weeks in the fiscal 1994.


               KIEWIT CONSTRUCTION & MINING GROUP

                  Notes to Financial Statements

(3)  Corporate Activities

   Financial Structure

   Cash, cash equivalents and marketable securities were allocated to the Group and the Diversified Group based on the desired capital structure of the two groups at December 28, 1991. Financial statement impacts of dividends paid to holders of Class B&C Stock and repurchases and issuances of Class B&C Stock in 1995, 1994 and 1993 were reflected in their entirety in the Group's financial statements.

   PKS, in addition to specifically attributable items, has corporate assets, liabilities and related income and expense which are not separately identified with the ongoing operations of the Group or the Diversified Group. The items attributable to the Group and the Group's 50% portion of PKS is as follows:

   (dollars in millions)                          1995      1994

   Cash and cash equivalents                   $     4   $     7
   Marketable securities                            10        15
   Accounts receivable                               1        61
   Property, plant and equipment, net                5         5
   Other assets                                      3         8
                                               -------   -------
     Total Assets                              $    23   $    96
                                               =======   =======

   Accounts payable                            $    10   $    39
   Long term debt including current portion         11        12
   Other liabilities                                 -         2
                                               -------   -------
     Total Liabilities                         $    21   $    53
                                               =======   =======

                                         1995     1994      1993

   Net investment income (expense)   $     -    $    6 $      4
   Other income (expense)                  -        (1)       1

               KIEWIT CONSTRUCTION & MINING GROUP

                  Notes to Financial Statements

   Corporate General and Administrative Costs

   A portion of corporate general and administrative costs has been allocated to the Group based upon certain measures of business activities, such as employment, investments and sales, which method management believes to be reasonable. The allocations were $1 million, $21 million, and $26 million in 1995, 1994 and 1993. Due to a realignment of the corporate overhead departments, substantially all of the administrative functions and personnel previously allocated to the Group are now located at the Group.

   Income Taxes

   All domestic members of the PKS affiliated group are included in the consolidated U.S. income tax return filed by PKS as allowed by the Internal Revenue Code. Accordingly, the provision for income taxes and the related payments or refunds of tax are determined on a consolidated basis.

   The   financial  statement  provision  and  actual  cash   tax
   payments have been reflected in the Group's and the Diversified Group's financial statements in accordance with PKS' tax allocation policy for such groups. In general, such policy provides that the consolidated tax provision and related cash flows and balance sheet amounts are allocated between the Group and the Diversified Group, for group financial statement purposes, based principally upon the financial income, taxable income, credits, preferences and other amounts directly related to the respective groups. The provision for estimated United States income taxes for the Group does not differ materially from that which would have been determined on a separate return basis.

(4)  Disclosures about Fair Value of Financial Instruments

   The following methods and assumptions were used to determine classification and fair values of financial instruments:

   Cash and Cash Equivalents

   Cash   equivalents   generally  consist   of   highly   liquid
   instruments purchased with an original maturity of three months or less. The securities are stated at cost, which approximates fair value.

               KIEWIT CONSTRUCTION & MINING GROUP

                  Notes to Financial Statements

   Marketable Securities and Non-current Investment

   The Group has classified all marketable securities and non-current investments not accounted for under the equity method as available-for-sale. The amortized cost of the securities used in computing unrealized and realized gains and losses are determined by specific identification. Fair values are estimated based on quoted market prices for the securities on hand or for similar investments. Fair values of certificates of deposit approximate cost. Net unrealized holding gains and losses, if any, are reported as a separate component of stockholders' equity, net of tax.

   The  following  summarizes the cost, unrealized holding  gains
   and   losses,   and  estimated  fair  values   of   marketable
   securities  and non-current investments at December  30,  1995 and December 31, 1994.

                                     Unrealized Unrealized
                            Amortized Holding    Holding    Fair
   (dollars in millions)       Cost    Gains      Losses   Value
   1995
   Kiewit Mutual Fund:
     Short-term government $    22     $   -    $    -   $    22
     Intermediate term bond     13         1         -        14
     Tax exempt                  8         1         -         9
   U.S. debt securities         57         -         -        57
   Municipal debt securities    13         -         -        13
   Certificates of deposit       5         -         -         5
                            ------     -----    ------   -------
                            $  118     $   2    $    -    $  120
                            ======     =====    ======    ======

   Non-current investments:
     Equity securities     $    30     $   -   $     -   $    30
                           =======     =====   =======   =======

   1994
   Kiewit Mutual Fund:
     Short-term government $    27     $   -    $    -   $    27
     Intermediate term bond     30         -         1        29
     Tax exempt                 34         -         1        33
   U.S. debt securities         46         -         -        46
   Municipal debt securities    11         -         -        11
   Certificates of deposit      10         -         -        10
                            ------     -----    ------     -----
                            $  158     $   -    $    2    $  156
                            ======     =====    ======    ======


   For debt securities, amortized costs do not vary significantly from principal amounts. Realized gains and losses on sales of marketable securities were each less than $1 million in 1995, $1 million and $2 million in 1994 and $2 million and $25 million in 1993.


             KIEWIT CONSTRUCTION & MINING GROUP

               Notes to Financial Statements

   The contractual maturities of the debt securities are as follows:

                                       Amortized Cost Fair Value
   U.S. debt securities:
     less than 1 year                    $    41         $    41
     1-5 years                                16              16
                                         -------         -------
                                         $    57         $    57
                                         =======         =======

   Municipal debt securities:
     less than 1 year                   $      4        $      4
     1-5 years                                 7               7
     5-10 years                                -               -
     over 10 years                             2               2
                                        --------        --------
                                        $     13        $     13
                                        ========        ========

   Certificates of deposit:
     less than 1 year                 $       4         $      4
     1-5 years                                1                1
                                      ---------          -------
                                      $       5         $      5
                                      =========         ========


   Maturities for the mutual fund and equity securities have not been presented as they do not have a single maturity date.

   Short-term Borrowing

    Short-term borrowings approximate fair value due to the short period of time to maturity.

    Long-term Debt

    The fair value of debt was estimated using the incremental borrowing rates of the Group for debt of the same remaining maturities and approximates the carrying amount.

(5)  Retainage on Construction Contracts

     Marketable securities at December 30, 1995 and December 31, 1994 include approximately $62 million and $61 million, respectively of investments which are being held by the owners of various construction projects in lieu of retainage.

     Receivables at December 30, 1995 and December 31, 1994 include approximately $50 million and $48 million, respectively, of retainage on uncompleted projects, the majority of which is expected to be collected within one year.

(6)  Investment in Construction Joint Ventures

     The Group has entered into a number of construction joint venture arrangements. Under these arrangements, if one venturer is financially unable to bear its share of the costs, the other venturers will be required to pay those costs.



             KIEWIT CONSTRUCTION & MINING GROUP

               Notes to Financial Statements

   Summary joint venture financial information follows:

   Financial Position (dollars in millions)       1995      1994

   Total Joint Ventures

     Current assets                             $  655    $  563
     Other assets (principally
        construction equipment)                     52        50
                                                 -----    ------
                                                   707       613

     Current liabilities                          (584)     (503)
                                                 -----     -----

       Net assets                               $  123     $ 110
                                                ======     =====

   Group's Share

     Equity in net assets                      $    67   $    67
     Receivable from joint ventures                  6         2
                                               -------   -------
       Investment in construction
          joint ventures                       $    73   $    69
                                               =======   =======

   Operations (dollars in millions)      1995     1994      1993

   Total Joint Ventures

     Revenue                           $ 1,211  $  1,034  $    906
     Costs                               1,108       937       841
                                       -------  --------  --------
      Operating income                 $   103  $     97  $     65
                                       =======  ========  ========

   Group's Share

     Revenue                          $    691  $    523  $    430
     Costs                                 625       473       372
                                      --------  --------   -------
      Operating income                $     66  $     50  $     58
                                      ========  ========  ========


   Management of the nonsponsored Denmark tunnel project completed a cost estimate in 1993 which indicated a favorable variance in the estimated costs of the project. As a result of this cost estimate and negotiations with the owner, the Group's management reduced reserves by $20 million which had been maintained to provide for the Group's share of estimated losses on the project. Based on 1995 estimates, management believes that the resolution of the uncertainties in completing the tunnel should not materially affect the Group's financial position, future results of operations or future cash flows.

               KIEWIT CONSTRUCTION & MINING GROUP

                  Notes to Financial Statements


(7)  Other Assets

     Other assets includes the Group's equity method investments, equity securities classified as non-current, investment in partnerships and the net goodwill recognized in the APAC acquisition. In 1995, a $3 million purchase increased the Group's interest in an electrical contracting business to 49%. The cumulative investment in common stock, accounted for on the equity method, totals $26 million, $3 million in excess of the Group's share of equity. The excess investment is being amortized over 15 years. The contracting business is not publicly traded and does not have a readily determinable market value. The Group is committed to acquire 80% ownership by 1997. Other assets also include securities classified as non-current and carried at the fair value of $30 million.

(8)  Short-Term Borrowings

     The Group has established lines of credit with Union Bank of Switzerland for $35 million, Bank of America for $50 million, and Banque de Nationale de Paris for $30 million. Under these credit agreements the Group had $45 million outstanding on December 30, 1995 at a weighted average interest rate of 5.78%.

(9)  Long-Term Debt

     At December 30, 1995 and December 31, 1994, long-term debt consisting of a portion of PKS' notes to former stockholders and convertible debentures which have been allocated to the Group and the Diversified Group as follows:

   (dollars in millions)                          1995      1994

   9.5%-11.1% Notes to former stockholders,
         1996-2001                               $    3    $   6
   6.25%-8.75% Convertible debentures, 2002-2005      8        6
                                                 ------    -----
                                                     11       12
   Less current portion                              (2)      (3)
                                                  -----    -----
                                                  $   9    $   9
                                                  =====    =====


   The convertible debentures are convertible during October of the fifth year preceding their maturity date. Each annual series may be redeemed in its entirety prior to the due date
   except   during   the  conversion  period.   Debentures   were
   converted  into  59,935, 12,594 and 14,322 shares of  Class  C
   common  stock in 1995, 1994, and 1993, respectively.   As  part
   of  the exchange offer completed prior to the MFS Spin-off (See
   Note  15),  all holders of 1990 and 1991 debentures  converted
   their  debentures into Class C and Class D common stock.    At
   December 30, 1995, 360,453 shares of Class C common stock are reserved for future conversions.

   Scheduled maturities of long-term through 2000 are as  follows
   (in  millions):   1996 - $2; 1997 - $1; 1998 - $1; 1999  -  $3
   and $4 in 2000.


               KIEWIT CONSTRUCTION & MINING GROUP

                  Notes to Financial Statements

(10) Income Taxes

   An analysis of the provision for income taxes relating to earnings for the three years ended December 30, 1995 follows:

   (dollars in millions)                1995      1994      1993

   Current:
     U.S. federal                 $    (58)  $    (33) $    (28)
     Foreign                             4         (8)       (2)
     State                              (6)        (1)       (4)
                                   -------   --------  --------
                                       (60)       (42)      (34)
   Deferred:
     U.S. federal                         6          -       (4)
     Foreign                             (7)         1       (1)
     State                                1          2        1
                                   --------   --------  -------
                                          -          3       (4)
                                   --------   --------  -------
                                  $    (60)  $    (39) $    (38)
                                  ========   ========  ========


   The United States and foreign components of earnings, for tax reporting purposes, before income taxes follow:

   (dollars in millions)               1995       1994      1993

   United States                     $  159     $  101    $  111
   Foreign                                5         15         7
                                     ------     ------    ------
                                     $  164     $  116    $  118
                                     ======     ======    ======


   A reconciliation of the actual provision for income taxes and the tax computed by applying the U.S. federal rate
   (35%) to the earnings before income taxes for the three years ended December 30, 1995 follows:

   (dollars in millions)              1995        1994      1993

   Computed tax at statutory rate  $   (57)  $    (41) $    (41)
   State income taxes                   (8)        (3)       (1)
   Prior year tax adjustments            5          3         -
   Other                                 -          2         2
   Effect of federal income tax
      rate change                        -          -         2
                                    ------   --------   -------
                                  $   (60)   $    (39) $    (38)
                                  ========   ========  ========


   Possible  taxes,  beyond  those provided,  on  remittances  of
   undistributed  earnings  of  foreign  subsidiaries   are   not
   expected to be material.

               KIEWIT CONSTRUCTION & MINING GROUP

                  Notes to Financial Statements


   The  components of the net deferred tax assets as of  December
   30, 1995 and December 31, 1994 were as follows:

   (dollars in millions)                          1995      1994

   Deferred tax assets:
     Construction accounts                       $   3     $  12
     Investments in construction joint ventures     28        14
     Insurance claims                               32        29
     Compensation - retirement benefits              4         6
     Other                                           7        14
                                                 -----     -----
   Total deferred tax assets                        74        75

   Deferred tax liabilities:
     Investments in securities                       8         -
     Other                                           7        12
                                                ------    ------
   Total deferred tax liabilities                   15        12
                                                ------    ------
   Net deferred tax assets                       $  59     $  63
                                                ======   =======


     No valuation allowance has been recorded relating to the deferred tax assets because they are realizable under the tax sharing policy of PKS.

(11) Employee Benefit Plans

   The Group makes contributions, based on collective bargaining agreements related to its construction operations, to several multi-employer union pension plans. These contributions are included in construction contract costs. Under federal law, the Group may be liable for a portion of future plan deficiencies; however, there are no known deficiencies.

   The   Group  also  had  a  long-term  incentive  plan,   stock
   appreciation   rights,  for  certain  employees.    The   plan
   concluded in 1994. The expense related to this plan was $1 million in 1994 and $2 million in 1993. Substantially all employees of the Group are covered under the Group's profit sharing plans. The expense related to these plans was $3 million in 1995 and $1 million in 1994 and 1993.


               KIEWIT CONSTRUCTION & MINING GROUP

                  Notes to Financial Statements

(12) Stockholders' Equity

   Ownership of the Class B&C Stock is restricted to certain employees conditioned upon the execution of repurchase agreements which restrict the employees from transferring the stock. PKS is generally committed to purchase all Class B&C Stock at the amount computed pursuant to the Restated Certificate of Incorporation. Issuances and repurchases of common shares, including conversions, for the three years ended December 30, 1995 were as follows:

                                                           B&C
                                                          Stock

   Shares issued in 1993                               1,027,657
   Shares repurchased in 1993                          2,293,722
   Shares issued in 1994                               1,018,144
   Shares repurchased in 1994                          2,427,186
   Shares issued in 1995                               1,021,875
   Shares repurchased in 1995                          6,228,934


               KIEWIT CONSTRUCTION & MINING GROUP

                  Notes to Financial Statements


(13) Industry and Geographic Data

   The   Group's  operations  are  primarily  conducted  in   one
   business segment; construction contracting. The following is derived from geographic information in the PKS consolidated financial statements as it relates to the Group.

   Geographic Data (dollars in millions)   1995     1994      1993

   Revenue:

     United States                       $ 1,963  $ 1,896     $ 1,556
     Canada                                  281      233         175
     Other                                    86       46          52
                                          ------   ------     -------
                                         $ 2,330  $ 2,175     $ 1,783
                                         =======  =======     =======
   Operating earnings:

     United States                       $    70  $    45     $    57
     Canada                                    7       14           3
     Other                                    10        -          22
                                         -------  -------     -------
                                         $    87  $    59     $    82
                                         =======  =======     =======

   Identifiable assets:

     United States                       $   878  $   847     $   794
     Canada                                   90      102          82
     Other                                    19       14          13
                                         -------  -------     -------
                                         $   987  $   963     $   889
                                         =======  =======     =======

(14) Related Party Transaction

    The Group performs certain mine management services for the Diversified Group. The income from these services was $30 million in 1995 and $29 million in 1994 and 1993.

               KIEWIT CONSTRUCTION & MINING GROUP

                  Notes to Financial Statements
(15) Other Matters

   In June 1995, the Group exchanged its interest in a wholly-owned subsidiary involved in gold mining activities for 4,000,000 common shares of Kinross Gold Corporation ("Kinross"), a publicly traded corporation. The Group recognized a $21 million pre-tax gain on the exchange based on the difference between the book value of the subsidiary and the fair market value of the Kinross stock on the date of the transaction.

   The PKS Board of Directors approved a plan to make a tax-free distribution of its entire ownership interest in MFS Communications Company, Inc. ("MFS"), effective September 30, 1995, to the Class D stockholders (the "Spin-off") at a special meeting on September 25, 1995.

   The Spin-off was completed after PKS and Kiewit Diversified Group Inc. ("KDG"), a wholly owned first tier subsidiary of PKS, agreed with MFS to effect a recapitalization of MFS pursuant to which KDG exchanged a portion of the MFS Common Stock held by KDG for certain high-vote convertible preferred stock. In addition, prior to completing the Spin-off, PKS purchased additional shares of MFS Common Stock which were subsequently distributed to the D stockholders.

   PKS completed an exchange offer prior to the Spin-off whereby 4,000,000 shares of Class B&C Stock were exchanged for 1,666,384 shares of Class D Stock on terms similar to those upon which Class B&C Stock can be converted into Class D Stock during the annual conversion period provided for in PKS' Certificate of Incorporation. The conversion ratio used in the exchange was calculated using final 1994 stock prices adjusted for 1995 dividends.

   The Group is involved in various lawsuits and claims incidental to its business. Management believes that any resulting liability, beyond that provided, should not materially affect the Group's financial position, future results of operations or future cash flows.

   The Group leases various buildings and equipment under both operating and capital leases. Minimum rental payments on buildings and equipment subject to noncancellable operating leases during the next 29 years aggregate $12 million.

   It is customary in the Group's industry to use various financial instruments in the normal course of business. These instruments include items such as letters of credit. Letters of credit are conditional commitments issued on behalf of the Group in accordance with specified terms and conditions. As of December 30, 1995, the Group had outstanding letters of credit of approximately $105 million.

                                                     SCHEDULE  II

               KIEWIT CONSTRUCTION & MINING GROUP

         Valuation and Qualifying Accounts and Reserves

                                    Additions    Amounts
                          Balance   Charged to  Charged          Balance
                         Beginning  Costs and     to              End of
(dollars  in millions)   of Period    Expenses   Reserves  Other   Period

Year ended December
 30, 1995

Allowance for doubtful
   trade accounts         $   7      $     5      $  (2)  $   -    $  10

Reserves:
 Insurance claims            73           18        (14)      2       79

Year ended December
  31, 1994

Allowance for doubtful
  trade accounts         $   5         $   4      $  (2)   $  -   $   7

Reserves:
 Insurance claims           65            19        (11)      -      73

Year ended December
25, 1993

Allowance for doubtful
  trade accounts         $   2         $   4      $  (1)   $  -   $   5

Reserves:
 Insurance claims           66            13        (13)     (1)     65


               KIEWIT CONSTRUCTION & MINING GROUP

   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                    AND RESULTS OF OPERATIONS

The financial statements of the Construction & Mining Group (the "Group") include the financial position, results of operations and cash flows for the construction business and certain mining services of Peter Kiewit Sons', Inc. ("PKS") and a portion of the corporate assets and liabilities and related transactions which are not separately identified with ongoing operations of the Construction & Mining Group or the Diversified Group. The Group's share of corporate assets and liabilities and related transactions includes amounts to reflect certain financial activities, corporate general and administrative costs and income taxes. See Notes 1 and 3 to the Group's financial statements.

Revenue from each of the Group's business segments was (in millions):


                                        1995      1994     1993
   Construction                      $ 2,299   $ 2,148   $ 1,757
   Other                                  31        27        26
                                     -------   -------   -------
                                     $ 2,330   $ 2,175   $ 1,783
                                     =======   =======   =======


           Results of Operations - 1995 vs. 1994


Construction. Construction revenue increased by $151 million or 7% in 1995. Contributing to the increase were joint venture revenues and the inclusion of two additional months of materials revenue generated by the APAC-Arizona ("APAC") companies which were acquired on February 28, 1994. The Group's share of joint venture revenue rose by 32% in 1995 and accounted for 30% of total construction revenue in 1995 and 24% in 1994. The San Joaquin Toll Road Joint Venture ("San Joaquin") in southern California contributed $225 million and $111 million to revenue in 1995 and 1994. Contract backlog at December 30, 1995 was $2 billion, of which 10% is attributable to foreign operations, principally, Canada and the Philippines. Projects on the west coast account for 36% of the total backlog which includes San Joaquin backlog of $133 million. San Joaquin is scheduled for completion in 1997.

In 1995, gross margins rose 16% from $170 million in 1994 to $197 million in 1995. The growing materials market had a significant effect on margins. Increased operational efficiencies, as well as joint ventures, including substantial claim settlements, also impacted margins.

General and Administrative Expenses. General and administrative expenses decreased 4% in 1995. Declines in payroll, computer operations and depreciation expense were partially offset by higher insurance and professional service fees.

Investment  Income.   Slight  improvements  in  interest  income,
earnings from equity investments and fewer losses on the sale of securities contributed to the increase in investment income.

Other, net. In 1995 the exchange of the Group's gold operations in Nevada for 4,000,000 shares of common stock of the Kinross
Gold  Corporation led to a $21 million gain for the  Group.   The
gain was the difference between the Group's basis in the gold operations and the market value of the Kinross shares at the time of the exchange. Other income is also primarily comprised of mine management fees from the Diversified Group, $30 million and $29 million in 1995 and 1994, and gains on the disposition of property, plant and equipment and other assets.

               KIEWIT CONSTRUCTION & MINING GROUP

   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                    AND RESULTS OF OPERATIONS

Income Taxes.    The effective income tax rate for the Group  was
37% and 34% in 1995 and 1994. In 1995 the effective rate was higher than the statutory rate primarily because of state income taxes.

              Results of Operations - 1994 vs. 1993

Construction. Construction revenue increased by $391 million or 22% in 1994. The Group's share of joint venture revenue also rose by 22% in 1994 and accounted for 24% of total construction revenue in 1994 and 1993. Several large contracts awarded in 1992 and early 1993 contributed to the overall increase in revenue, the largest of which was San Joaquin. Also contributing to the increase were revenues generated from the APAC acquisition. Contract backlog at December 31, 1994 was $2.2 billion, of which 16% is attributable to foreign operations, principally, Canada and the Philippines. Projects on the west coast account for 40% of the total backlog.

Direct  costs  associated with construction  contracts  increased
$409  million  or  26%  to $2.0 billion  in  1994.   Costs  as  a
percentage of revenue approximated 92% and 89% for 1994 and 1993, respectively.

In 1994, the margins were adversely affected by cost overruns and a more competitive market environment. A $20 million reduction of reserves previously established for the Denmark tunnel project favorably impacted 1993 margins.

General  and  Administrative  Expenses.   Moderate  increases  in
professional   services   fees,   insurance   costs   and   other
administrative departments were primarily responsible for the  7%
increase in general and administrative costs.

Investment Income. Investment income increased to $13 million in 1994 from a $1 million loss in 1993. The improvement is directly attributable to the decline in losses from the sale and writedown of derivative and other securities from $18 million in 1993 to $2 million in 1994.

Other,  net.    Significantly  higher  equipment  sales  led   an
increase in the gains recognized on the sale of property, plant and equipment in 1994 to $13 million from $8 million in 1993.


Income  Taxes.   The effective income tax rate for the Group  was
34% and 32% in 1994 and 1993. In 1993, the effective rate is lower than the expected statutory rate due to the effect of the Federal income tax rate change on deferred tax assets.





               KIEWIT CONSTRUCTION & MINING GROUP

   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                    AND RESULTS OF OPERATIONS



             Financial Condition - December 30, 1995

The Group's working capital decreased $85 million or 26% during 1995. The decline was primarily due to the conversion and repurchase of 6.2 million shares of Class B&C stock totaling $158 million and dividend payments of $13 million. These financing activities were partially offset by $24 million in proceeds from the sale of stock and $45 million of short-term borrowings. In addition to the cash used in financing activities, the Group had capital expenditures, net of sales proceeds, of $64 million.
Partially funding these outflows was $153 million of cash provided by operations and $39 million of net proceeds on the sale and maturity of marketable securities.

The Group anticipates investing between $40 and $75 million annually in its construction business, including opportunities to acquire additional materials businesses and purchasing additional shares of an electrical contractor - the Group is committed to 80% ownership in 1997. Other long term liquidity uses include the payment of income taxes and repurchases and conversions of common stock. The Group's current financial condition and borrowing capacity together with anticipated cash flows from operations should be sufficient for immediate cash requirements and future investing activities.

In October 1995, the PKS Board of Directors declared a $.60 per share dividend on Class B&C Stock payable in January 1996.